Exhibit 99.1

ELBIT IMAGING ANNOUNCES SIGNING AGREEMENT TO SELL OF Suwałki PLAZA SHOPPING AND ENTERTAINMENT CENTER IN POLAND, BY ITS SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, December 22, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to the announcements dated August 1 and October 18, 2016, that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary of the Company, has entered into a sale purchase agreement with respect to the sale of the shares of the SPV holding the Suwałki Plaza shopping and entertainment center in Poland, to an investment fund. The agreement reflects a value for the asset of Euro 42.3 million.

In line with the terms of agreement, the final closing and settlement is expected to be concluded by the end of January 2017.

Upon completion of the agreement, Plaza will receive approximately Euro 16.6 million net cash, after the repayment of the bank loan (approximately Euro 26.6 million), and other working capital adjustments in accordance with the balance sheet of the SPV as of the closing date. Out of the net proceeds, at least 75% will be distributed to Plaza’s bondholders by or before the end of March 2017, in line with Plaza’s stated amended restructuring Plan.

Suwałki Plaza shopping and entertainment center provides 20,000 sqm of GLA and will be fully let soon. It is located in Suwałki, north east Poland, close to the border with Lithuania and the pan Baltic road which leads north to Lithuania, Latvia and Estonia. As the only shopping centre in the city it also benefits from a local population of approximately 75,000.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com